KIRKLAND LAKE GOLD ISSUES STATEMENT ON ANNUAL GENERAL MEETING
Toronto, Ontario - June 30, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company was advised yesterday evening, June 29, 2020, of a positive COVID-19 test result for someone working at Royal Bank Plaza, the location of the Company’s corporate office. The person testing positive is not an employee of the Company, but works in the building and has been onsite within the last week. As a result of the positive test, the Company’s Annual General Meeting, to be held today, June 30, 2020, in the Company’s corporate office at 4:30 pm ET, will be held entirely through a conference call and webcast, with no “in person” attendance. Details of the conference call and webcast are provided below. Recognizing the important opportunity that an annual meeting provides shareholders to both hear from, and communicate with, management, a virtual question and answer period will be held as part of the conference call following the conclusion of the Meeting.

Annual General Meeting Conference Call and Webcast
Date: Tuesday, June 30, 2020, 4:30 pm ET
Conference ID: 9326504
Toll-free number: (833) 968-2183
International callers: (825) 312-2102
Webcast url: https://event.on24.com/wcc/r/2438198/D244AEC2CA8A9F883D76885935F6ECD0

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com